Exhibit 4.5

EXECUTION VERSION

FIFTH AMENDMENT AND CONSENT TO CREDIT AGREEMENT

This Fifth Amendment and Consent to Credit Agreement, dated the 2nd day of March, 2015, by and among Layne Christensen Company, a Delaware corporation (the “Administrative Borrower”), each Co-Borrower (as defined in the Credit Agreement (as defined below)), the Guarantors (as defined in the Credit Agreement), the Lenders (as defined in the Credit Agreement) from time to time party thereto and PNC Bank, National Association, as administrative agent for the Lenders (in such capacity, the “Agent”) (the “Fifth Amendment”).

W I T N E S S E T H:

WHEREAS, the Administrative Borrower, each Co-Borrower, the Guarantors, the Lenders party thereto, the Co-Collateral Agents (as defined in the Credit Agreement), the Agent, the Swingline Lender (as defined in the Credit Agreement), the Issuing Bank (as defined in the Credit Agreement), the Arranger (as defined in the Credit Agreement) and the Syndication Agent (as defined in the Credit Agreement) entered into that certain Credit Agreement, dated as of April 15, 2014 (as amended by that certain First Amendment to Credit Agreement, dated July 29, 2014, as further amended by that certain Second Amendment to Credit Agreement, dated September 15, 2014, as further amended by that certain Third Amendment to Credit Agreement, dated October 28, 2014, as further amended by that certain Fourth Amendment to Credit Agreement, dated January 30, 2015, and as further amended, modified, supplemented or restated from time to time, the “Credit Agreement”), pursuant to which, among other things, the Lenders, the Swingline Lender and the Issuing Bank, as applicable, agreed to extend credit to Borrowers (as defined in the Credit Agreement); and

WHEREAS, the Borrowers and the Guarantors desire to amend certain provisions of the Credit Agreement and the Agent and the Required Lenders desire to permit such amendments pursuant to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises contained herein and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Capitalized Terms. All capitalized terms used herein which are defined in the Credit Agreement shall have the same meaning herein as in the Credit Agreement unless the context clearly indicates otherwise.

2. Amendments. The effective date of this Fifth Amendment shall be the date on which this Fifth Amendment becomes effective in accordance with Section 5 below (the “Effective Date”). As of the Effective Date, the Credit Agreement is amended as follows:

(a) Section 1.01 of the Credit Agreement is hereby amended by adding the following new definitions in the appropriate alphabetical order:

“Availability Block” shall mean an amount equal to $15,000,000, which amount shall be reduced to $0 immediately upon (and including) the first date after the Fifth Amendment Closing Date on which (a) no Default or Event of Default exists and (b) the Agent shall have received the financial statements delivered pursuant to Section 5.01(b) (or pursuant to Section 5.01(a) if applicable) and corresponding Compliance Certificate for any fiscal quarter commencing after the Fifth Amendment Effective Date, if such financial statements and Compliance Certificate for such fiscal quarter and for the immediately preceding fiscal quarter demonstrate that the Consolidated Fixed Charge Coverage Ratio has been equal to or greater than 1.00 to 1.00 for each of the Test Periods ending with such fiscal quarters.

“Effectively Discharged” or “Effective Discharge” means, with respect to the Existing Convertible Notes, that (i) the Administrative Borrower shall have irrevocably deposited with the trustee of the Senior Unsecured Notes, for the benefit of the holders of the Existing Convertible Notes, cash in an amount equal to the sum of all remaining interest and principal payments due on the Existing Convertible Notes (together with the “Conversion Consideration” (as defined in the Senior Unsecured Notes Agreement) due in respect of each conversion of Existing Convertible Notes that has not been fully settled as of the time of such deposit) and shall have irrevocably directed the trustee of the Senior Unsecured Notes to make such payments to the holders of the Existing Convertible Notes as the same becomes due in accordance with the Senior Unsecured Notes Agreement (provided, however, that such deposit may be subject to arrangements whereby any cash amounts not necessary to pay amounts due on the Existing Convertible Notes as they become due may be returned to the Administrative Borrower after none of the Existing Convertible Notes remain outstanding); (ii) the Administrative Borrower shall have paid all other amounts due under the Senior Unsecured Notes Agreement; (iii) the Administrative Borrower shall have irrevocably elected, pursuant to Section 9.01(i) of the Senior Unsecured Notes Agreement, that the “Settlement Method” applicable to all subsequent conversions of the Existing Convertible Notes shall be either “Physical Settlement” or “Combination Settlement” with a “Specified Dollar Amount” (as such terms are defined in the Senior Unsecured Notes Agreement) of no more than $1,000 per $1,000 principal amount of Existing Convertible Notes; and (iv) the Administrative Borrower shall have delivered to the trustee of the Senior Secured Notes an Officers’ Certificate (as defined in the Senior Secured Notes Indenture) to the effect that clauses (i) through (iii) above have been satisfied and an Opinion of Counsel (as defined in the Senior Secured Notes Indenture) to the effect that the conditions precedent to the Existing Convertible Notes being Effectively Discharged have been satisfied.

“Existing Convertible Notes” shall mean the Senior Unsecured Notes outstanding on the Issue Date (as defined in the Senior Secured Notes Indenture), after giving effect to the issuance of the Senior Secured Notes.

“Fifth Amendment Closing Date” shall mean March 2, 2015.

“Intercreditor Agreement” shall mean that certain Intercreditor and Subordination Agreement dated March 2, 2015 between Agent and U.S. Bank National Association, as trustee for the purchasers of the Senior Secured Notes.

“JPM Cash Collateral Account” shall have the meaning assigned to such term in Section 5.19.

“Senior Secured Notes” shall mean, collectively, Administrative Borrower’s 8.00% Senior Secured Second Lien Convertible Notes issued pursuant to the Senior Secured Notes Indenture in the aggregate original principal face amount of $99,898,000.

“Senior Secured Notes Indenture” shall mean that certain Indenture, dated as March 2, 2015, by and among Administrative Borrower, the guarantors party thereto and U.S. Bank National Association, as trustee and collateral agent, as amended, modified, supplemented or restated from time to time to the extent permitted by Section 6.11.

“Senior Secured Notes Documents” shall mean the Senior Secured Notes Indenture, the Senior Secured Notes, the Security Documents (as defined in the Senior Secured Notes Indenture) and any and all other agreements, instruments and documents executed and delivered in connection with the Senior Secured Notes Indenture.

(b) Section 1.01 of the Credit Agreement is hereby amended by deleting the following definitions in their entirety: “Designated Real Property”, “Eligible Real Property”, “Eligible Real Property Availability Conditions”, “Environmental Compliance Reserves”, “Real Property Appraisal”, “Real Property Availability”, “Real Property Sublimit”, “Realty Reserves” and “Qualified Real Property Appraisal”.

(c) The definition of “Applicable Commitment Fee Percentage” as currently defined in Section 1.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“Applicable Commitment Fee Percentage” shall mean one-half of one percent (0.50%).

(d) Clause (a) of the definition of “Applicable Margin” as currently defined in Section 1.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

(a) subject to clause (b) below, the applicable percentage (on a per annum basis) set forth in the chart below as to Eurodollar Loans and ABR Loans, respectively, that will result, in accordance with such chart, if the Quarterly Average Undrawn Availability for the immediately preceding fiscal quarter of the Administrative Borrower is in an amount within the range indicated in the chart below for such percentage:

Tier	Quarterly Average Undrawn Availability	Eurodollar Loans	ABR Loans
I	≤ 33.3% of Total Revolving Commitments	3.75%	2.75%
II	> 33.3% but ≤ 66.7% of Total Revolving Commitments	3.50%	2.50%
III	> 66.7% of Total Revolving Commitments	3.25%	2.25%

(e) The definition of “Borrowing Base” as currently defined in Section 1.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“Borrowing Base” shall mean, at any time and from time to time, an amount equal to the sum of:

(a) eighty-five (85%) percent of Eligible Receivables of the Borrowers, plus

(b) sixty percent (60%) of Eligible Unbilled Receivables of the Borrowers, plus

(c) Equipment Availability, minus

(d) the Supplemental Reserve, minus

(e) the Equipment Reserve, minus

(f) any Reserves established from time to time by the Co-Collateral Agents in the exercise of their Permitted Discretion;

provided, however, that no more than twenty percent (20%) of the aggregate sum of clauses (a) and (b) above at any time may be attributable to Eligible Unbilled Receivables (and with any portion in excess thereof to be disregarded).

(f) Clause (c) of the definition of “Change in Control” as currently defined in Section 1.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

(c) any change in control or similar event (however denominated) occurs under the Senior Secured Notes Documents or the Senior Unsecured Notes Documents or any documentation governing the Additional Unsecured Notes.

(g) Clause (b) of the definition of “Consolidated Net Income” as currently defined in Section 1.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

(b) the net income of any Restricted Subsidiary of the Administrative Borrower during such period to the extent that the declaration and/or payment of dividends or similar distributions by such Restricted Subsidiary of that income is not permitted by operation of the terms of its Organizational Documents or any agreement (other than any Loan Document, the Senior Secured Notes Documents or the Senior Unsecured Notes Documents), instrument, Order or other Legal Requirement applicable to that Restricted Subsidiary or its equityholders during such period, except that the Administrative Borrower’s equity in the net loss of any such Restricted Subsidiary for such period shall be included in determining Consolidated Net Income;

(h) The definition of “Eligible Equipment” as currently defined in Section 1.01 of the Credit Agreement is hereby amended by deleting the “and” at the end of clause (g), replacing the “.” at the end of clause (h) with “; and”, and adding a new clause (i) thereto as follows:

(i) Equipment that has been sold since the Co-Collateral Agents’ receipt of the most recent Equipment Appraisal.

(i) The definition of “Equity Interest” as currently defined in Section 1.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“Equity Interest” shall mean, with respect to any person, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents, including membership interests (however designated, whether voting or nonvoting), of equity of such person, including, if such person is a partnership, partnership interests (whether general or limited), or if such person is a limited liability company, membership interests, and any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of property of, such partnership, whether outstanding on the date hereof or issued on or after the Closing Date, but excluding debt securities convertible or exchangeable into such equity (unless and until so converted). For the avoidance of doubt, the Senior Secured Notes and the Senior Unsecured Notes are not Equity Interests (or options or warrants with respect to Equity Interests) (unless and until the same shall have been converted to Equity Interests).

(j) The definition of “First Priority” as currently defined in Section 1.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“First Priority” shall mean, with respect to any Lien purported to be created in any Collateral pursuant to any Security Document, that such Lien is the most senior Lien to which such Collateral is subject (subject only to (a) non-consensual Permitted Liens that arise under any Legal Requirements, (b) customary contractual landlords’ Liens (other than on Receivables and any proceeds thereof) that are Permitted Liens pursuant to Section 6.02(b) and (c) Liens on assets (other than on Receivables and any proceeds thereof) that are Permitted Liens pursuant to Sections 6.02 (f), (g), (i), (j), (k), (l), (n), (q), (r), (u) and (v)), but, with respect to Section 6.02(v), only to the extent that such Permitted Lien would otherwise be a Permitted Lien described in any of the foregoing clauses (a), (b) or (c).

(k) The definition of “Immaterial Subsidiary” as currently defined in Section 1.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“Immaterial Subsidiary” shall mean, as of any date of determination, any Subsidiary of the Administrative Borrower which is a Restricted Subsidiary (a) whose total assets (on a consolidated basis including its Subsidiaries) as of the last day of the most recently ended Test Period for which financial statements have been delivered pursuant to Section 5.01(a) or (b) did not exceed two (2%) percent of Consolidated Total Assets as of such date or (b) whose gross revenues (on a consolidated basis including its Subsidiaries) for such Test Period did not exceed two (2%) percent of the consolidated gross revenues of the Administrative Borrower and its Subsidiaries for such period; provided, however, (i) a Subsidiary of the Borrower that no longer meets the foregoing requirements of this definition or is otherwise required to become a Loan Party pursuant to Section 5.10 shall no longer constitute an Immaterial Subsidiary for purposes of this Agreement and (ii) notwithstanding the foregoing, the Administrative Borrower may elect to cause an Immaterial Subsidiary to become a Loan Party pursuant to Section 5.10, in which case such Immaterial Subsidiary shall, upon satisfaction of the provisions of such Section, no longer constitute an Immaterial Subsidiary. Notwithstanding the foregoing, (A) the total assets of all Immaterial Subsidiaries shall not exceed five (5%) percent of the Consolidated Total Assets, (B) the gross revenues of all Immaterial Subsidiaries shall not exceed five (5%) percent of the consolidated gross revenues of Administrative Borrower and its Subsidiaries and (C) any Subsidiary of the Administrative Borrower that guarantees or is an obligor of the Indebtedness incurred under this Agreement and the other Loan Documents or the Indebtedness under the Senior Secured Notes, the Additional Unsecured Notes or the Senior Unsecured Notes shall not be deemed an Immaterial Subsidiary.

(l) The definition of “Loan Documents” as currently defined in Section 1.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“Loan Documents” shall mean this Agreement, the Notes, if any, the Security Documents, the Intercreditor Agreement, each Joinder Agreement, any documents or certificates executed by any Borrower in favor of the Issuing Bank relating to Letters of Credit, the Letters of Credit and all other documents, certificates, instruments or agreements executed by or on behalf of a Loan Party for the benefit of the Agent, the Co-Collateral Agents, the Issuing Bank or any Lender in connection herewith on or after the date hereof and, except for purposes of Section 11.02(b), the Agent Fee Letter. Any reference in this Agreement or any other Loan Document to a Loan Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, supplements or other modifications thereto, and shall refer to this Agreement or such Loan Document as the same may be in effect at any and all times such reference becomes operative.

(m) The definition of “Maturity Date” as currently defined in Section 1.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“Maturity Date” shall mean April 15, 2019; provided, however, that, the Maturity Date shall mean May 15, 2018 unless by May 15, 2018, (i)(x) all of the Senior Secured Notes (or any Permitted Refinancing Indebtedness in respect thereof) are converted into Equity Interests (other than Disqualified Capital Stock) (excluding cash for fractional shares) or (y) the scheduled maturity date of the Senior Secured Notes (or any Permitted Refinancing Indebtedness in respect thereof) is extended to a date which is after October 15, 2019 and (ii)(x) all of the Senior Unsecured Notes (or any Permitted Refinancing Indebtedness in respect thereof) are converted into Equity Interests (other than Disqualified Capital Stock) (excluding any cash for fractional shares), (y) the scheduled maturity date of the Senior Unsecured Notes (or any Permitted Refinancing Indebtedness in respect thereof) is extended to a date which is after October 15, 2019 or (z) the Senior Unsecured Notes have been Effectively Discharged.

(n) Clause (c) of the definition of “Payment Conditions” as currently defined in Section 1.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

(c) in the case of any Restricted Payments or prepayments, payments, repurchases or redemptions, retirements, defeasances or acquisitions for value of the Senior Secured Notes permitted pursuant to Sections 6.08(d) or (f) or 6.11(a), respectively, (i) the Supplemental Reserve shall be $0, (ii) Thirty-Day Excess Availability and Excess Availability on the date of the action or proposed action (in each case calculated on a Pro Forma Basis after giving effect to the Borrowing of any Loans or issuance of any Letters of Credit in connection with the action or proposed action (and assuming that such Loans and Letters of Credit had remained outstanding throughout the applicable 30-day (or shorter, as the case may be) period for which Thirty-Day Excess Availability is to be determined)) shall be equal to or exceed the greater of (A) twenty-two and one-half (22.5%) percent of the Total Availability and (B) $30,000,000 at such time and (iii) the Administrative Borrower shall be in compliance, on a Pro Forma Basis, with a Consolidated Fixed Charge Coverage Ratio of not less than 1.10:1.00.

(o) The definition of “Reserves” as currently defined in Section 1.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“Reserves” shall mean such reserves as the Co-Collateral Agents may from time to time establish in their Permitted Discretion,

including reserves for (a) matters that could adversely affect the Collateral, its value or the amount that the Agent and the Lenders might receive from the sale or other disposition thereof or the ability of the Agent to realize thereon, (b) sums that any Borrower is required to pay under any provision of this Agreement or any other Loan Document or otherwise (such as taxes, assessments, payroll, insurance premiums, amounts owing to customs brokers, or, in the case of license agreements, royalties or other amounts payable under such license agreements), (c) amounts owing by any Borrower to any person to the extent secured by a Lien on, or trust over, any of the Collateral, (d) amounts believed by the Co-Collateral Agents to be necessary to provide for possible inaccuracies in any report or in any information provided to the Co-Collateral Agents pursuant to this Agreement, (e) dilution with respect to the Receivables of any Borrower (based on the ratio of the aggregate amount of non-cash reductions in the Receivables of the Borrowers for any period to the aggregate dollar amount of sales of the Borrowers for such period) calculated by the Co-Collateral Agents for any period that is or is reasonably anticipated to be greater than five (5%) percent, and (f) Bank Product Obligations to the extent that such Bank Product Obligations constitute Secured Obligations or otherwise receive the benefit of the security interest of the Agent in any Collateral. The amount of any Reserve established by the Co-Collateral Agents shall have a reasonable relationship to the event, condition or other matter which is the basis for such reserve as determined by the Co-Collateral Agents in their Permitted Discretion. Notwithstanding the foregoing, so long as no Default then exists, the Co-Collateral Agents shall provide the Administrative Borrower with three (3) Business Days’ prior notice of (A) the establishment of any new category of Reserves with respect to which the Co-Collateral Agents had not previously implemented any Reserves, or (B) any change in the methodology utilized by the Co-Collateral Agents in establishing any then existing category of Reserves.

(p) The definition of “Total Availability” as currently defined in Section 1.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“Total Availability” shall mean, at any time, the lesser of (a) the Total Revolving Commitments at such time (minus the Availability Block) and (b) the Borrowing Base at such time.

(q) The first sentence of Section 2.05(a) of the Credit Agreement is hereby amended and restated in its entirety as follows:

The Borrowers, jointly and severally, agree to pay to the Agent for the account of each Lender a commitment fee (a “Commitment Fee”) computed at a rate per annum equal to the Applicable Commitment Fee Percentage of the average daily unused amount of the Revolving Commitment (minus the Availability Block) of such Lender during the period from and including the date hereof to but excluding the date on which such Revolving Commitment terminates.

(r) Section 2.09(b) is hereby amended by adding the following the following new Section 2.09(b)(vii) in the appropriate numerical order:

(vii) If, as of the end of any Business Day when any Revolving Loans are outstanding, Borrowers have cash or Cash Equivalents (less any outstanding or uncleared checks and electronic funds transfers) in excess of $15,000,000 (excluding any cash or Cash Equivalents in Deposit Accounts described in clauses (a) and (b) of the definition of “Excluded Deposit Account”), the Administrative Borrower shall, by the end of the next Business Day, apply an amount equal to one hundred percent (100%) of such excess to make prepayments in accordance with Section 2.09(d).

(s) Section 2.09(d) is hereby amended by deleting the last sentence of such Section.

(t) The first sentence of Section 2.09(e) of the Credit Agreement is hereby amended and restated in its entirety as follows:

The Administrative Borrower shall notify the Agent (and, in the case of prepayment of a Swingline Loan, the Swingline Lender) by written notice of any prepayment hereunder (i) in the case of prepayment of a Eurodollar Borrowing, not later than 1:00 p.m., New York City time, on the third Business Day before the date of prepayment, (ii) in the case of prepayment of an ABR Borrowing (other than a Swingline Borrowing), not later than 1:00 p.m., New York City time, one Business Day before the date of prepayment and (iii) in the case of prepayment of a Swingline Loan, not later than 1:00 p.m., New York City time, on the date of prepayment; provided, however that no such prepayment notice shall be required with respect to any prepayment made pursuant to Sections 2.09(b)(iii), (v), (vi) and (vii).

(u) The first sentence of Section 2.17(a) of the Credit Agreement is hereby amended and restated in its entirety as follows:

Subject to the terms and conditions set forth herein, the Administrative Borrower may request the Issuing Bank, and the Issuing Bank agrees, to issue Letters of Credit for the Administrative Borrower’s account or the account of a Co-Borrower or another Wholly Owned Subsidiary, in each case to support payment and performance obligations incurred in the ordinary course of business by the Administrative Borrower and its Wholly Owned Subsidiaries (other than obligations in respect of the Senior Secured Notes, the Senior Unsecured Notes, Subordinated Indebtedness or Equity Interests) in a form reasonably acceptable to the Agent and the Issuing Bank, at any time and from time to time during the Revolving Availability Period (provided, that, each Borrower shall be a co-applicant, and be jointly and severally liable, with respect to each Letter of Credit issued for the account of any Borrower or another Wholly Owned Subsidiary).

(v) Section 2.20(c)(vi) is hereby amended and restated in its entirety as follows:

(vi) Agent shall have received evidence satisfactory to Agent in its sole discretion that all Obligations at any time arising hereunder, after giving effect to such increase in the Total Revolving Commitments, shall constitute permitted indebtedness under the Senior Secured Notes Documents, the Senior Unsecured Notes Documents or any documents executed and delivered in connection with any Additional Unsecured Notes.

(w) Clause (x) of Section 5.01(d) is hereby amended and restated in its entirety as follows:

(x) Co-Collateral Agents shall receive (i) the Borrowing Base Certificate for March 2014, by May 15, 2014 (such Borrowing Base Certificate being referred to herein as the “Initial Borrowing Base Certificate”) and for each month after March 2014, no later than 20 days after the end of each month, commencing with the month of April 2014, and (ii) commencing with February 2015, no later than 20 days after the beginning of each month, Borrowers’ forecasted cash flows for the thirteen-week period commencing on the first day of such month, and

(x) Section 5.01(e) is hereby amended and restated in its entirety as follows:

(e) Collateral Reporting. (x) No later than 20 days after the end of each month and (y) at any time during a Cash Dominion Period within three Business Days after the end of each week, a report in form and detail reasonably satisfactory to the Co-Collateral Agents (i) summarizing all Receivables of the Borrowers as of the last Business Day of the immediately preceding month (in the case of a report delivered pursuant to preceding clause (x)) or week (in the case of a report delivered pursuant to preceding clause (y)), which shall include the amount and age of each such Receivable, showing separately those that are less than 30 days old, and more than 30, 60 and 90 days old and such other information as the Co-Collateral Agents may reasonably request, (ii) at any time during a Cash Dominion Period, identifying each contract with any domestic Governmental Authority that has any outstanding billed or unbilled Receivables that, as of the last Business Day of the immediately preceding month or week, as applicable, met the Compliance Threshold, (iii) agings of accounts receivable (together with a reconciliation to the previous month’s aging and the general ledger), (iv) summary aging of outstanding accounts payable, (v) a summary report of any Eligible Equipment sold during such period, together with the Net Cash Proceeds received in respect thereof; and (vi) such other schedules, documents, reports and information as to the Collateral and Borrowing Base as the Co-Collateral Agents shall reasonably request from time to time including, trial balances and test verifications. The Co-Collateral Agents, in the exercise of their Permitted Discretion, shall have the right to confirm and verify all Receivables by any manner and through any medium it considers advisable;

(y) The first sentence of Section 5.01(j) is hereby amended and restated in its entirety as follows:

Promptly, from time to time, such other information regarding the operations, business affairs and financial condition of any Company, or compliance with the terms of any Loan Document, as the Agent, the Co-Collateral Agents or any Lender may reasonably request.

(z) Section 5.13(b) is hereby amended and restated in its entirety as follows:

(b) Upon Co-Collateral Agents’ request, Borrowers shall, at their expense, deliver or cause to be delivered to Co-Collateral Agents (i) an Equipment Appraisal, but so long as no Event of Default shall exist or have occurred and be continuing, no more than three (3) such Equipment Appraisals shall be at the cost and expense of Borrowers in any twelve (12) consecutive month period; except, that, during a Cash Dominion Period that continues for more than forty-five (45) consecutive days, one (1) additional Equipment Appraisal may be conducted during such twelve (12) consecutive month period at the cost and expense of Borrowers and (ii) an Inventory Appraisal, but so long as no Event of Default shall exist or have occurred and be continuing, no more than one (1) such Inventory Appraisal shall be at the cost and expense of Borrowers in any twelve (12) consecutive month period.

(aa) Article V of the Credit Agreement is hereby amended by adding the following new Section 5.19 in the appropriate numerical order:

Section 5.19 Transfer of Funds. Within sixty (60) days after the Fifth Amendment Closing Date, (i) transfer all funds on deposit in any domestic Deposit Accounts maintained at JPMorgan Chase Bank, N.A. (other than funds maintained in the Deposit Account identified in writing by the Administrative Borrower to the Agent to cash collateralize certain existing letters of credit, in an amount not to exceed $4,200,000 in the aggregate (the “JPM Cash Collateral Account”)) to another Deposit Account Bank and (ii) provide evidence to Agent that such domestic Deposit Accounts maintained at JPMorgan Chase Bank, N.A. (other than the JPM Cash Collateral Account) have been closed. Notwithstanding the foregoing and for the avoidance of doubt, any funds maintained by Borrowers in any Deposit Accounts maintained at JPMorgan Chase Bank, N.A., including funds maintained in the JPM Cash Collateral Account, shall be subject to Borrowers’ prepayment obligations set forth in Section 2.09(b)(vii) herein.

(bb) Section 6.01(b) of the Credit Agreement is hereby amended and restated in its entirety as follows:

(b) Indebtedness of the Loan Parties pursuant to (i) the Senior Unsecured Notes Documents in an aggregate principal face amount not to exceed $75,000,000 and (ii) the Senior Secured Notes Documents in an aggregate principal face amount not to exceed $105,000,000 (as each may be reduced by any repayments, prepayments or redemptions of principal thereof after the Fifth Amendment Closing Date) and Permitted Refinancing Indebtedness in respect thereof;

(cc) Section 6.02 of the Credit Agreement is hereby amended by adding a new Section 6.02(t) and (u) thereto and renumbering the existing Section 6.02(t) to Section 6.02(v):

(t) subordinated Liens on the Collateral granted pursuant to the Senior Secured Notes Documents (and Permitted Refinancing

Indebtedness in respect thereof) subject to the terms of the Intercreditor Agreement; provided, that no Borrower shall grant or permit any additional Liens on any asset to secure the Indebtedness under the Senior Secured Notes Documents (or the security documents for any Permitted Refinancing Indebtedness in respect thereof) unless such Borrower concurrently grants a Lien on such asset to secure the Obligations;

(u) any cash deposit made by the Administrative Borrower to the account of the trustee of the Senior Unsecured Notes, for the benefit of the holders of the Existing Convertible Notes, solely in connection with an Effective Discharge;

(dd) Section 6.08 of the Credit Agreement is hereby amended by deleting the “and” at the end of Section 6.08(e), adding a new Section 6.08(f) thereto and renumbering the existing Section 6.08(f) to Section 6.08(g):

(f) the Administrative Borrower may pay cash in lieu of fractional shares in connection with the conversion of the Senior Secured Notes or the Senior Unsecured Notes into Equity Interests that are not Disqualified Capital Stock; and

(ee) Sections 6.11(a) and (b) of the Credit Agreement are hereby amended and restated in their entirety as follows:

(a) make or offer to make (or give any notice in respect thereof) any voluntary or optional payment or prepayment on or redemption, retirement, defeasance, or acquisition for value of, or any prepayment, repurchase or redemption, retirement, defeasance as a result of any asset sale, change in control or similar event of, any Subordinated Indebtedness, any Senior Secured Notes, any Senior Unsecured Notes or any Additional Unsecured Notes other than (i) in connection with Permitted Refinancing Indebtedness with respect to such Indebtedness, (ii) solely with respect to the Senior Secured Notes, so long as the Payment Conditions are satisfied, (iii) the exchange of Senior Unsecured Notes for Senior Secured Notes in connection with the initial issuance of the Senior Secured Notes, (iv) any conversion into, or exchange for, Equity Interests (other than Disqualified Capital Stock) plus cash for fractional shares and (v) the Effective Discharge of the Senior Unsecured Notes if the Effective Discharge is funded with the proceeds of Permitted Refinancing Indebtedness with respect to the Senior Unsecured Notes or from the net cash proceeds from the issuance of Equity Interests (other than Disqualified Capital Stock);

(b) amend or modify, or permit the amendment or modification of, any provision of (x) any Transaction Document or any Material Indebtedness (including the Senior Secured Notes Documents, the Senior Unsecured Notes Documents and the documents governing the Additional Unsecured Notes) in any manner that is, or could reasonably be expected to be, adverse in any material respect to the interests of the Agent, the Co-Collateral Agents or any Lender (it being understood that any amendment, modification, supplement or restatement permitted by the Intercreditor Agreement shall not be prohibited by this Section 6.11(b); or

(ff) Section 6.12(c) of the Credit Agreement is hereby amended and restated in its entirety as follows:

(c) the Senior Secured Notes Documents, the Senior Unsecured Notes Documents or any Permitted Refinancing Indebtedness in respect thereof;

(gg) Section 6.17 of the Credit Agreement is hereby amended and restated in its entirety as follows:

Section 6.17 No Further Negative Pledge. Enter into any agreement, instrument, deed or lease which prohibits or limits the ability of any Company to create, incur, assume or suffer to exist any Lien upon any of its properties or revenues, whether now owned or hereafter acquired, or which requires the grant of any security for an obligation if security is granted for another obligation, except the following: (a) this Agreement and the other Loan Documents; (b) covenants in documents creating Liens permitted by Section 6.02 prohibiting further Liens on the properties encumbered thereby; (c) the Senior Secured Notes Documents and the Senior Unsecured Notes Documents; (d) the documents governing the Additional Unsecured Notes; and (e) any prohibition or limitation that (i) exists pursuant to applicable Legal Requirements, (ii) consists of customary restrictions and conditions contained in any agreement relating to the sale of any property pending the consummation of such sale; provided, that, (x) such restrictions apply only to such property to be sold or disposed of, and (y) such sale is permitted hereunder, or (iii) consists of customary provisions in leases and other contracts restricting subletting or assignment of any lease governing a leasehold interest of the Administrative Borrower or one of its Restricted Subsidiaries.

(hh) Section 10.12(a) of the Credit Agreement is hereby amended and restated in its entirety as follows:

(a) Each Secured Party hereby further authorizes the Agent on behalf of and for the benefit of the Secured Parties, to be the agent for and representative of the Secured Parties with respect to the Guarantees, the Collateral and the Loan Documents; provided that the Agent shall not owe any fiduciary duty, duty of loyalty, duty of care, duty of disclosure or any other obligation whatsoever to any holder of Bank Product Obligations with respect to any Bank Product Agreement. Subject to Section 11.02, without further written consent or authorization from any Secured Party, the Agent may execute any documents or instruments necessary to (i) in connection with a sale or disposition of assets permitted by this Agreement, release any Lien encumbering any item of Collateral that is the subject of such sale or other disposition of assets or to which the Required Lenders (or such other Lenders as may be required to give such consent under Section 11.02) have otherwise consented or (ii) release any Guarantor from the Guarantees pursuant to Section 7.09 or with respect to which the Required Lenders (or such other Lenders as may be required to give such consent under Section 11.02) have otherwise consented, if such Person (A) ceases to be a Subsidiary as a result of a transaction permitted hereunder, (B) becomes an Unrestricted Subsidiary or (C) becomes an Excluded Subsidiary; provided, that, no such release shall occur with respect to an entity that ceases to be a Subsidiary if such Guarantor continues to be a guarantor in respect of the Senior Secured Notes or the Senior Unsecured Notes unless and until each Guarantor is (or is being simultaneously) released from its guarantee with respect to the Senior Secured Notes or the Senior Unsecured Notes, as applicable.

(ii) Exhibit D of the Credit Agreement is hereby superseded by and replaced with the Exhibit D attached hereto.

3. Amendment to Security Agreement. That certain Security Agreement (the “Security Agreement”), dated as of April 15, 2014, by and among Administrative Borrower, certain of its Subsidiaries, as pledgors, and Agent, in its capacity as secured party, is hereby amended as follows:

(a) The last sentence of Section 3.4(b) of the Security Agreement is hereby amended and restated in its entirety as follows:

“No Pledgor has granted or shall grant Control of any Deposit Account (other than any Excluded Deposit Account) to any person other than the Agent and Subordinated Creditor (as defined in the Intercreditor Agreement).”

(b) The last sentence of Section 3.4(c) of the Security Agreement is hereby amended and restated in its entirety as follows:

“No Pledgor shall grant Control over any Investment Property to any person other than the Agent and Subordinated Creditor (as defined in the Intercreditor Agreement).”

4. Amendment Fee. In consideration for the Agent and Lenders entering into this Fifth Amendment, Borrowers shall be obligated to pay Agent a non-refundable fee in cash, for the ratable benefit of the Lenders in the amount of Six Hundred and Seventy-Five Thousand Dollars ($675,000) (the “Amendment Fee”).

5. Conditions to Effectiveness. The provisions of Sections 2 and 4 of this Fifth Amendment shall not become effective until the Agent has received the following, each in form and substance acceptable to the Agent:

(a) this Fifth Amendment, duly executed by the Borrowers, the Guarantors, the Required Lenders and the Agent;

(b) the Intercreditor Agreement, duly executed by the Agent and U.S. Bank National Association;

(c) the First Amendment to Trademark Security Agreement, duly executed by the Agent, the Administrative Borrower and each Co-Borrower party thereto;

(d) the First Amendment to Patent Security Agreement, duly executed by the Agent, the Administrative Borrower and each Co-Borrower party thereto;

(e) executed copies of the Senior Secured Notes Documents;

(f) payment of all fees and expenses owed to the Lenders, the Agent and the Agent’s counsel in connection with this Fifth Amendment, including but not limited to the Amendment Fee pursuant to Section 4; and

(g) such other documents as may be reasonably requested by the Agent.

The authorization of the Agent and the Lenders to release their executed signature page for this Fifth Amendment shall constitute their acknowledgment that all of the above conditions have been satisfied.

6. Reaffirmation. The Loan Parties hereby reconfirm and reaffirm that each of the representations and warranties made by any Loan Party set forth in Article III of the Credit Agreement or in any other Loan Document are true and correct in all material respects (or true and correct in all respects in the case of representations and warranties qualified by materiality or Material Adverse Effect) as of the date of this Fifth Amendment (or, to the extent any such representations or warranties relate to an earlier date, such representations and warranties shall have been true and correct in all material respects (or true and correct in all respects in the case of representations and warranties qualified by materiality or Material Adverse Effect) on and as of such earlier date).

7. Security Grant. The Loan Parties acknowledge and agree that at all times the Security Documents continue to secure prompt payment when due of the Obligations and the Guarantees remain in full force and effect.

8. Representations and Warranties. Each Loan Party hereby represents and warrants to the Lenders and the Agent that (i) this Fifth Amendment and the transactions to be entered into by each Loan Party in connection herewith are within such Loan Party’s powers and have been duly authorized by all necessary corporate or other organizational action on the part of such Loan Party; (ii) the execution and delivery hereof by the Loan Parties and the performance and observance by the Loan Parties of the provisions hereof and of the Credit Agreement and all documents executed or to be executed therewith, do not violate the Organizational Documents of any Loan Party or any material Legal Requirement in any material respect; and (iii) this Fifth Amendment, the Credit Agreement and the other Loan Documents executed or to be executed by the Loan Parties in connection herewith or therewith, when executed by such Loan Party, will constitute a legal, valid and binding obligation of such Loan Party, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law. The Loan Parties represent and warrant that (i) no Default or Event of Default exists under the Credit Agreement, nor will any occur as a result of the execution and delivery and effectiveness of this Fifth Amendment or the performance or observance of any provision hereof and (ii) they presently have no claims or actions of any kind at law or in equity against the Lenders or the Agent arising out of or in any way relating to the Credit Agreement or the Loan Documents.

9. Miscellaneous.

(a) Each reference to the Credit Agreement that is made in the Credit Agreement or any other document executed or to be executed in connection therewith shall hereafter be construed as a reference to the Credit Agreement as amended hereby.

(b) The agreements contained in this Fifth Amendment are limited to the specific agreements contained herein. Except as amended hereby, all of the terms and conditions of the Credit Agreement and the Loan Documents shall remain in full force and effect. This Fifth Amendment amends the Credit Agreement and is not a novation thereof.

(c) The headings of any paragraph of this Fifth Amendment are for convenience only and shall not be used to interpret any provision hereof.

(d) This Fifth Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts each of which, when so executed, shall be deemed to be an original, but all such counterparts shall constitute but one and the same instrument.

(e) This Fifth Amendment shall be governed by, and shall be construed and enforced in accordance with, the laws of the State of New York. This Fifth Amendment is a Loan Document.

[INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, and intending to be legally bound, the parties hereto, have caused this Fifth Amendment to be duly executed by their duly authorized officers on the day and year first above written.

ADMINISTRATIVE BORROWER

LAYNE CHRISTENSEN COMPANY

By:	/s/ Andrew T. Atchison
Name:	Andrew T. Atchison
Title:	Chief Financial Officer

CO-BORROWERS

BENCOR CORPORATION OF AMERICA-
FOUNDATION SPECIALIST
COLLECTOR WELLS INTERNATIONAL, INC.
FENIX SUPPLY LLC
INLINER TECHNOLOGIES, LLC
INTERNATIONAL DIRECTIONAL SERVICES, L.L.C.
LAYNE HEAVY CIVIL, INC.
LAYNE INLINER, LLC
LAYNE TRANSPORT CO.
LINER PRODUCTS, LLC
REYNOLDS WATER ISLAMORADA, LLC
VIBRATION TECHNOLOGY, INC.
W.L. HAILEY & COMPANY, INC.

By:	/s/ Andrew T. Atchison
Name:	Andrew T. Atchison
Title:	Senior Vice President and CFO

GUARANTORS

BOYLES BROS. DRILLING COMPANY
CHRISTENSEN BOYLES CORPORATION
LAYNE INTERNATIONAL, LLC
LAYNE SOUTHWEST, INC.
MEADORS CONSTRUCTION CO., INC.
MID-CONTINENT DRILLING COMPANY

By:	/s/ Andrew T. Atchison
Name:	Andrew T. Atchison
Title:	Senior Vice President and CFO

[SIGNATURE PAGE TO FIFTH AMENDMENT]

PNC BANK, NATIONAL ASSOCIATION,
as Agent and as a Lender

By:	/s/ Robert Anchundia
Name:	Robert Anchundia
Title:	Senior Vice President

WELLS FARGO BANK, N.A., as a Lender

By:	/s/ Michael P. Henry
Name:	Michael P. Henry
Title:	Duly Authorized Signatory

JFIN BUSINESS CREDIT FUND I, LLC, as a Lender

By:	Jefferies Finance LLC, as Collateral Manager

By:	/s/ Brian Buoye
Name:	Brian Buoye
Title:	Managing Director

[SIGNATURE PAGE TO FIFTH AMENDMENT]

EXHIBIT D